UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ituran Location and Control Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.33 1/3 per share

(Title of Class of Securities)

M6158M104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. M6158M104

1.	Names of Reporting Persons

Ibex Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,256,500
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,256,500
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,256,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.1%

12.	Type of Reporting Person (See Instructions)

OO

Page 2 of 12 Pages

CUSIP No. M6158M104

1.	Names of Reporting Persons

Justin B. Borus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,256,500
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,256,500
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,256,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.1%

12.	Type of Reporting Person (See Instructions)

IN

Page 3 of 12 Pages

CUSIP No. M6158M104

1.	Names of Reporting Persons

Ibex Israel Fund LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,250,000
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,250,000
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.1%

12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 12 Pages

CUSIP No. M6158M104

1.	Names of Reporting Persons

Ibex Israel Public-Only LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	6,500
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	6,500
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

0.03%

12.	Type of Reporting Person (See Instructions)

PN

Page 5 of 12 Pages

CUSIP No. M6158M104

1.	Names of Reporting Persons

Ibex GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,256,500
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,256,500
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,256,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.1%

12.	Type of Reporting Person (See Instructions)

OO

Page 6 of 12 Pages

CUSIP No. M6158M104

1.	Names of Reporting Persons

Ibex Investment Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,256,500
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,256,500
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,256,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.1%

12.	Type of Reporting Person (See Instructions)

OO

Page 7 of 12 Pages

CUSIP No. M6158M104

1.	Names of Reporting Persons

Ibex Investment Holdings II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,256,500
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,256,500
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,256,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.1%

12.	Type of Reporting Person (See Instructions)

OO

Page 8 of 12 Pages

Item 1.

(a)	The name of the issuer is Ituran Location and Control Ltd. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 3 Hashikma Street, Azour, 5800182 Israel.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Justin B. Borus; (2) Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”); (3) Ibex Israel Fund LLLP, a Delaware limited liability limited partnership (the “Israel Fund”); (4) Ibex GP LLC, a Colorado limited liability company (the “General Partner”); (5) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”); (6) Ibex Investment Holdings II LLC, a Delaware limited liability company (“GP Holdings”); and (7) Ibex Israel Public-Only LP, a Delaware limited partnership (the “Israel PO Fund”; and together with the Israel Fund, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Ordinary Shares (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Funds. IM Holdings is the sole member of the Investment Manager. The General Partner is the general partner of the Funds. GP Holdings is the sole member of the General Partner. Justin B. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings. Justin B. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Ibex Investors LLC, 260 N. Josephine Street, Suite 300, Denver, CO 80206.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Ordinary Shares, par value NIS 0.33 1/3 per share, of the Issuer (the “Ordinary Shares”).

(e)	The CUSIP Number of the Ordinary Shares is M6158M104.

Page 9 of 12 Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the Event Date of December 31, 2022 and remains accurate as of the end of business on the filing date of this Statement. The percentages of beneficial ownership contained herein are based on 20,533,586 Ordinary Shares outstanding as of December 31, 2021, as reported by the Issuer in its Form 20-F filed with the SEC on April 26, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Page 10 of 12 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2023

Justin B. Borus

Ibex Investors LLC

Ibex Israel Fund LLLP

Ibex Israel Public-Only LP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of the Investment Manager, IM Holdings, the General Partner (for itself and on behalf of the Funds) and GP Holdings

Page 12 of 12 Pages